Schedule 13G                                                         Page 1 of 4

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                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                           (Amendment No.   1  )*
                                         ------


                          Agilent Technologies, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  00846U 10 1
-------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]                Rule 13d-1(b)

[x]                Rule 13d-1(c)

[ ]                Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 4


CUSIP No.   00846U 10 1 ..................
-------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The David and Lucile Packard Foundation, IRS ID NO.: 942278431
-------------------------------------------------------------------------------

      2.  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ] Not Applicable.

          (b) [ ] .............................................................
-------------------------------------------------------------------------------

      3.  SEC Use Only ........................................................
-------------------------------------------------------------------------------

      4.  Citizenship or Place of Organization  California ....................
-------------------------------------------------------------------------------

Number of        5.  Sole Voting Power  38,782,525
Shares           --------------------------------------------------------------
Beneficially     6.  Shared Voting Power  -0-
Owned by         --------------------------------------------------------------
Each             7.  Sole Dispositive Power  38,782,525
Reporting        --------------------------------------------------------------
Person With      8.  Shared Dispositive Power  -0-
-------------------------------------------------------------------------------

      9.  Aggregate Amount Beneficially Owned by Each Reporting Person
          38,782,525
-------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
      11. Percent of Class Represented by Amount in Row (9)  8.5%
-------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)

          CO
-------------------------------------------------------------------------------

Schedule 13G                                                         Page 3 of 4


Item 1.

   (a) Name of Issuer:  Agilent Technologies, Inc.

   (b) Address of Issuer's Principal Executive Offices: 395 Page Mill Road, Palo Alto, CA 94306

Item 2.

   (a)   Name of Person Filing : The David and Lucile Packard Foundation

   (b) Address of Principal Business Office or, if none, Residence: 300 Second Street, Suite 200, Los Gatos, CA 94022

   (c)   Citizenship: California

   (d)   Title of Class of Securities: Common Stock

   (e)   CUSIP Number: 00486U 10 1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)   [ ] Broker or dealer registered under section 15 of the Act
             (15 U.S.C.78o).

   (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15U.S.C. 78c).

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e)   [ ] An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);

   (f)   [ ] An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);

   (g)   [ ] A parent holding company or control person in accordance with
             (S)240.13d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j)   [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

    (a)   Amount beneficially owned:   38,782,525 shares
                                       -----------------

    (b)   Percent of class:  8.5%

    (c)   Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote  38,782,525
                                                          ----------

          (ii)  Shared power to vote or to direct the vote  -0-
                                                            ---------

          (iii) Sole power to dispose or to direct the disposition of

                38,782,525
                ----------

          (iv)  Shared power to dispose or to direct the disposition of  -0-
                                                                         ---

Item 5.   Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not Applicable.

Item 8.   Identification and Classification of Members of the Group

Schedule 13G                                                         Page 4 of 4


      Not Applicable.

Item 9.   Notice of Dissolution of Group

      Not Applicable.

Item 10.   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 25, 2001
                                           ------------------------------------
                                                           Date

                                           /s/ George A. Vera
                                           ------------------------------------
                                                         Signature


                                          George A. Vera/Chief Financial Officer
                                          -------------------------------------
                                                          Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)